Alpha Cognition Inc.

1452 Hughes Rd., Ste 200
Grapevine, Texas, 76051

August 28, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Alpha Cognition Inc.

Registration Statement on Form S-3

File No. 333-289792

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 PM Eastern Time on August 29, 2025 or as soon thereafter as is practicable.

Very truly yours,

Alpha Cognition Inc.

By:	/s/ Michael McFadden
	Name:	Michael McFadden
	Title:	Chief Executive Officer

cc: Dorsey & Whitney LLP